TMM COMPANY CONTACT:          AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                 312-726-3600
jacinto.marina@tmm.com.mx          kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2012
FINANCIAL RESULTS

(Mexico City, May 2, 2012) – Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the first quarter of 2012.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “In the 2012 first quarter, the continued economic downturn negatively impacted TMM’s revenue and operating profit. Additionally, the appreciation of the peso against the dollar in the 2012 first quarter resulted in a significant net exchange loss, which negatively impacted net income, and in turn reduced the value of TMM’s stockholders’ equity in the quarter.”

Serrano continued, “At Maritime, 2012 first-quarter operating profit was impacted by increased offhire days at product tankers compared to the same period last year. However, all of our product tanker vessels are currently employed. Additionally, we continue to strategically manage our fleet in favor of medium and long-term contracts. At offshore, 2012 first-quarter utilization was at 92.4 percent, and so far this year, we have renewed three offshore contracts for three-year terms each. To date, the Maritime division’s backlog is $192.6 million.

“As recently announced, TMM acquired a shipyard at the Port of Tampico, which is working at full capacity and contributing to Maritime’s revenue and profit. In the short term, the Company expects to have the necessary capabilities to build vessels at this facility, which is in line with PEMEX’s intention to add 32 offshore vessels to its fleet, of which 21 are required to be Mexican built vessels.”

Serrano concluded, “We remain optimistic of market improvements over the long term. We continue to work on the development of the container and liquids terminal at the Port of Tuxpan, which will strategically position TMM in this lucrative sector, and also in the addition of specialized offshore vessels to TMM’s fleet, which will expand our already well positioned maritime business.”

FIRST-QUARTER 2012 OPERATING AND FINANCIAL RESULTS
TMM’s revenues in the first quarter of 2012 totaled $63.2 million compared to $65.9 million in the same period of last year. This decrease was partially offset by a 4.0 percent revenue increase at the Maritime division. First-quarter 2012 consolidated operating profit declined 17.0 percent over the same period of last year, largely due to profit reductions at Ports and Terminals, mainly attributable to decreased ship calls at Acapulco, and to operating losses at the Logistics division.

In the 2012 first quarter, consolidated EBITDA decreased 6.0 percent, or $0.9 million, to $17.3 million compared to $18.4 million in the 2011 first quarter. Interest expense in the 2012 first quarter was $15.9 million versus $17.2 million in the same period of 2011. Notwithstanding profit reductions in the 2012 first quarter, EBITDA minus interest expense resulted in free cash flow of $1.3 million compared to $1.2 million in the 2011 first-quarter.

Maritime revenue in the first quarter of 2012 increased 4.0 percent compared to the same period of last year. This increase was due to revenue improvements at offshore and at harbor tugs, and to the revenue contribution of the Company’s recently acquired shipyard.

Operating profit at Maritime decreased 4.4 percent, or $0.4 million, due mainly to an operating loss at product tankers as a result of two vessels that for the larger part of the quarter were unemployed, increasing operating costs.

Comparing the 2012 first-quarter to the 2011 first quarter, offshore revenue increased 4.4 percent to $26.4 million due mainly to more revenue days and to operating one vessel in the spot market at a high daily tariff during the reported quarter. Product tanker revenue decreased 2.9 percent to $6.8 million mainly attributable to increased offhire days. Chemical tanker revenue decreased 9.1 percent to $4.0 million as a result of lower volumes, but operating profit improved to $0.3 million from a $0.4 million loss in the same period of last year. Harbor tugs revenue increased 16.7 percent mainly due to higher tariffs per ship call. Additionally, in March the division began providing tug services to a new Liquefied Natural Gas or LNG, terminal at Manzanillo. The Company anticipates these services to continue contributing to revenue and profit going forward.

Maritime’s EBITDA for the 2012 first quarter fell 2.1 percent, or $0.4 million, to $18.6 million compared to $19.0 million in the 2011 first quarter. EBITDA margin remained fairly stable at 44.7 percent in the 2012 period in contrast to 47.8 percent in the 2011 period.

In the 2012 first quarter, Ports and Terminals revenue decreased 15.5 percent, and operating profit decreased 65.0 percent, both compared to the 2011 first quarter. Lower revenue and profit was mainly attributable to decreased ship calls at Acapulco, lower volumes at shipping agencies and to low volumes at the automotive segment in Puebla early in the quarter, which began to improve in mid-February. The maintenance and repair segment contributed $0.7 million of gross profit, remaining similar to the 2011 period.

At Logistics, operating income decreased 23.8 percent, or $0.5 million, on lower revenues of 17.3 percent when compared with the first quarter of 2011.

DEBT
As of March 31, 2012, TMM’s total debt was $806.5 million. The book value of the Company’s Trust Certificates debt increased $68.0 million from December 31, 2011, as a result of an 8.2 percent appreciation of the peso against the dollar in the first quarter of 2012. On February 15, 2012, the Company paid approximately $30.4 million of its Trust Certificates debt, including a capital prepayment of $1.2 million.

Total Debt*
Million of U.S. Dollars

	As of 12/31/11	As of 3/31/12
Mexican Trust Certificates (1)	$684.3	$737.0
Other Corporate Debt	68.2	69.5
Total Debt (2)	$752.5	$806.5
Cash	77.1	58.0
Net Debt	$675.4	$748.5

*Book Value
(1) 20-year term and non recourse to the Company
(2) Of total debt, only $14.0 million, or 1.7 percent, is short term
Exchange Rate: 13.95 pesos/dollar at December 31, 2011, and 12.81 pesos/dollar at March 31, 2012

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 10-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	March 31,	December 31,
	2012	2011

Current assets:
Cash and cash equivalents	57.977	77.123
Accounts receivable
Accounts receivable - Net	42.785	38.963
Other accounts receivable	21.032	17.556
Prepaid expenses and others current assets	13.043	11.568
Total current assets	134.837	145.210
Property, machinery and equipment	932.496	914.809
Cumulative Depreciation	(213.582)	(203.985)
Property, machinery and equipment - Net	718.914	710.824
Other assets	27.927	28.447
Deferred taxes	67.705	67.583
Total assets	949.383	952.064

Current liabilities:
Bank loans and current maturities of long-term liabilities	13.956	17.190
Suppliers	23.146	21.475
Other accounts payable and accrued expenses	62.354	53.848
Total current liabilities	99.456	92.513
Long-term liabilities:
Bank loans	58.454	59.378
Trust certificates debt	734.088	675.933
Other long-term liabilities	19.361	15.828

Total long-term liabilities	811.903	751.139
Total liabilities	911.359	843.652

Stockholders´ equity
Common stock	155.577	155.577
Retained earnings	(155.922)	(75.096)
Revaluation surplus	63.907	63.907
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(11.845)	(22.111)
	33.960	104.520
Minority interest	4.064	3.892
Total stockholders´ equity	38.024	108.412

Total liabilities and stockholders´ equity	949.383	952.064

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars –

	Three months ended
	March 31,
	2012	2011

Ports and Terminals	5.995	7.114
Maritime	41.350	39.657
Logistics	15.816	19.155
Revenue from freight and services	63.161	65.926

Ports and Terminals	(4.977)	(4.829)
Maritime	(22.757)	(20.610)
Logistics	(15.989)	(18.735)
Cost of freight and services	(43.723)	(44.174)

Ports and Terminals	(0.265)	(0.313)
Maritime	(9.956)	(10.019)
Logistics	(2.410)	(2.558)
Corporate and others	(0.225)	(0.185)
Depreciation and amortization	(12.856)	(13.075)

Corporate expenses	(3.867)	(4.129)
Ports and Terminals	0.753	1.972
Maritime	8.637	9.028
Logistics	(2.583)	(2.138)
Corporate and others	(0.225)	(0.185)
Other (expenses) income - Net	1.644	0.785
Operating (loss) income	4.359	5.333
Financial (expenses) income - Net	(18.464)	(15.399)
Exchange gain (loss) - Net	(66.394)	(31.361)
Net financial cost	(84.858)	(46.760)
(Loss) gain before taxes	(80.499)	(41.427)
Provision for taxes	(0.154)	(0.439)

Net (loss) gain for the period	(80.653)	(41.866)

Attributable to:
Minority interest	0.173	0.462
Equity holders of GTMM, S.A.B.	(80.826)	(42.328)

Weighted average outstanding shares (millions)	102.183	101.995
Income (loss) earnings per share (dollars / share)	(0.79)	(0.42)

Outstanding shares at end of period (millions)	102.183	101.995
Income (loss) earnings per share (dollars / share)	(0.79)	(0.42)

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three months ended
	March 31,

	2012	2011

Cash flow from operation activities:
Net (loss) gain for the period	(80.653)	(41.866)
Charges (credits) to income not affecting resources:
Depreciation & amortization	14.362	16.013
Other non-cash items	81.240	47.714
Total non-cash items	95.602	63.727
Changes in assets & liabilities	0.215	(19.433)
Total adjustments	95.817	44.294
Net cash provided by operating activities	15.164	2.428

Cash flow from investing activities:
Proceeds from sales of assets	0.134	2.346
Payments for purchases of assets	(1.016)	(2.507)
Acquisition of shares in subsidiaries	(4.367)
Net cash used in investment activities	(5.249)	(0.161)

Cash flow provided by financing activities:
Short-term borrowings (net)	0.858
Sale (repurchase) of accounts receivable (net)		(2.440)
Repayment of long-term debt	(36.034)	(50.521)
Proceeds from issuance of long-term debt	0.450
Net cash used in financing activities	(34.726)	(52.961)
Exchange losses on cash	5.665	3.277
Net decrease in cash	(19.146)	(47.417)
Cash at beginning of period	77.123	142.319
Cash at end of period	57.977	94.902

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.